Via Facsimile and U.S. Mail
Mail Stop 03-09

										March 16, 2005

Gary W. Garson
Senior Vice President, Secretary and General Counsel
Loews Corporation
667 Madison Avenue
New York, New York 10021

Re:	Loews Corporation
	Registration Statement on Form S-3
      Filed March 3, 2005
	File Number 333-123104

Dear Mr. Garson :
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comments. After and issues that arise during our examination of the request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Prospectus Cover Page
1. Please revise to include a cross-reference in bold to the Risk Factors section or the Forward-Looking Statements as appropriate with the page number where it can be found. Refer to Item 501 of Regulation S-K.
2. Revise the section titled "Risk Factors" to include a full discussion of risks and possible consequences. Currently you identify risks in "Forward-Looking Statements" without a sufficient description of risk or the consequences.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Lee at (202) 824-5522 or me at (202)
942-
1840 with any questions.

      Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Gregory Fernicola
	Skadden, Arps, Slate, Meagher & Flom LLP
	4 Times Square
	New York, New York 10036

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Gary W. Garson
Loews Corporation
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